UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Promotora de Informaciones, S.A.

(Name of Issuer)

Class A ordinary shares, nominal value €0.10 per share

(Title of Class of Securities)

E82880126

(CUSIP Number)

Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610 6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. E82880126

1.	Name of Reporting Person Rucandio S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 268,101,700*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 268,101,700*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,101,700*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 40.2%*
14.	Type of Reporting Person (See Instructions) CO

*	Consists of a total of 221,591,841 Class A Shares and 46,509,859 Warrants owned by Timón, Propu, Asgard, Rucandio Inversiones, Otnas and certain Propu quotaholders, representing 40.2% of all outstanding Issuer Class A Shares (based on a total of 620,698,795 Issuer Class A Shares outstanding as of September 6, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on September 13, 2012, and assuming the conversion of the 46,509,859 Warrants beneficially owed by such Reporting Persons, but without including any Warrants held by any other persons.

CUSIP No. E82880126

1.	Name of Reporting Person Timón, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 267,389,603*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 267,389,603*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,389,603*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 40.1%*
14.	Type of Reporting Person (See Instructions) CO

*	Consists of a total of 221,252,747 Class A Shares and 46,136,856 Warrants owned by Timón, Propu, Asgard, Otnas and certain Propu quotaholders, representing 40.1% of all outstanding Issuer Class A Shares (based on a total of 620,698,795 Issuer Class A Shares outstanding as of September 6, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on September 13, 2012, and assuming the conversion of the 46,136,856 Warrants beneficially owed by such Reporting Persons, but without including any Warrants held by any other persons.

CUSIP No. E82880126

1.	Name of Reporting Person Promotora de Publicaciones, S.L.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,785,417*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,785,417*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,785,417*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 20.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Consists of a total of 102,837,443 Class A Shares and 27,947,974 Warrants owned by Propu, representing 20.2% of all outstanding Issuer Class A Shares (based on a total of 620,698,795 Issuer Class A Shares outstanding as of September 6, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on September 13, 2012, and assuming the conversion of the 27,947,974 Warrants beneficially owed by such Reporting Persons, but without including any Warrants held by any other persons.

CUSIP No. E82880126

1.	Name of Reporting Person Asgard Inversiones, SLU
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 145,543,614*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 145,543,614*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,543,614*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 23.1%*
14.	Type of Reporting Person (See Instructions) OO

*	Consists of a total of 136,075,686 Class A Shares and 9,467,928 Warrants owned by Asgard, Otnas and certain Propu quotaholders, representing 23.1% of all outstanding Issuer Class A Shares (based on a total of 620,698,795 Issuer Class A Shares outstanding as of September 6, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on September 13, 2012, and assuming the conversion of the 9,467,928 Warrants beneficially owed by such Reporting Persons, but without including any Warrants held by any other persons.

CUSIP No. E82880126

1.	Name of Reporting Person Otnas Inversiones, S.L.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 93,000,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 93,000,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.0%*
14.	Type of Reporting Person (See Instructions) OO

*	Consists of a total of 93,000,000 Class A Shares owned by Otnas, representing 15.0% of all outstanding Issuer Class A Shares (based on a total of 620,698,795 Issuer Class A Shares outstanding as of September 6, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on September 13, 2012.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on April 20, 2012. Except as set forth below, all Items of the Schedule 13D, remain unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Issuer’s Current Report on Form 6-K filed with the SEC on September 13, 2012 reports a total of 620,698,795 Class A Shares outstanding as of September 6, 2012. Based on the Issuer’s Current Reports on Form 6-K filed with the SEC between May 11, 2012 and September 13, 2012, the Issuer reports an aggregate increase of 81,968,693 Class A Shares outstanding since the Reporting Persons originally filed the Schedule 13D with the SEC on April 20, 2012. As reported by the Issuer, the increase in Class A Shares outstanding reflects capital increases made by the Issuer during this period due to certain exercises of Warrants, conversions of non-voting convertible Class B shares into Class A Shares and the payment in Class A Shares of the 2011 Class B shares minimum annual dividend. As of the date hereof, the aggregate number of Class A Shares and Warrants beneficially owned by the Reporting Persons reflected in the Schedule 13D remains unchanged. In accordance with Rule 13d-2(a) under the Exchange Act, this Amendment No. 1 reports a decrease in the percentage of Class A Shares beneficially owned by the Reporting Persons due to the increase in Class A Shares outstanding as reported by the Issuer. See Item 13 of the cover pages to this Amendment No. 1 for the percentage of Class A Shares owned by each of the Reporting Persons, which information is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of September 18, 2012 that the information set forth in this statement is true, complete and correct.

Rucandio S.A.

By:	/s/ IGNACIO POLANCO MORENO
Name:	Ignacio Polanco Moreno
Title:	Chairman

Timón, S.A.

By:	/s/ IGNACIO POLANCO MORENO
Name:	Ignacio Polanco Moreno
Title:	Chairman

Promotora de Publicaciones, S.L.

By:	/s/ ADOLFO VALERO CASCANTE
Name:	Adolfo Valero Cascante
Title:	Joint and Several Director

Asgard Inversiones, SLU

By:	/s/ ADOLFO VALERO CASCANTE
Name:	Adolfo Valero Cascante
Title:	Joint and Several Director

Otnas Inversiones, S.L.

By:	/S/ BORJA PÉREZ ARAUNA
Name:	Borja Pérez Arauna
Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF RUCANDIO S.A.

The following persons are the directors and executive officers of Rucandio S.A as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors of Rucandio S.A. Rucandio S.A. has no executive officers. Each individual identified has his or her business address at c/o Rucandio S.A., calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Rucandio S.A.

Name	Relationship to Rucandio S.A.	Principal Occupation	Citizenship
Ignacio Polanco Moreno*	Chairman of the Board of Directors	Honorary Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Manuel Polanco Moreno*	Director	Vice Chairman of the Board of Directors of Promotora de Informaciones, S.A.; President of PRISA Televisión, S.A.U	Spanish

Maria Jesús Polanco Moreno*	Director	Director	Spanish

Isabel Moreno Puncel	Director	Director	Spanish

Adolfo Valero Cascante	Director	Director	Spanish

*	Rucandio is a family company controlled by Ignacio Polanco Moreno (25%), Manuel Polanco Moreno (25%), María Jesús Polanco Moreno (25%) and the four children (collectively 25%) of Isabel Polanco Moreno (deceased in 2008). The shareholders of Rucandio have signed a shareholders agreement, among other things, restricting the transfer of ownership in Rucandio outside the Polanco Moreno family, and relating to how the shares of Rucandio will be voted. For further description, see “Shareholder Agreement in Rucandio” (incorporated by reference to Item E. Share Ownership contained in the Annual Report on Form 20-F filed by the Issuer on April 30, 2012). Ignacio Polanco Moreno owns directly (and indirectly through a company Ignacio Polanco Moreno controls) 192,053 Class A Shares and 211,285 Warrants, and Manuel Polanco Moreno owns directly (and indirectly through a company owned by Manuel Polanco Moreno, his wife and children) 93,129 Class A Shares and 102,468 Warrants.

DIRECTORS AND EXECUTIVE OFFICERS OF TIMÓN, S.A.

The following persons are the directors and executive officers of Timón, S.A. as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Timón, S.A. Each individual identified has his or her business address at c/o Timón, S.A. calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Timón, S.A.

Name	Relationship to Timón, S.A.	Principal Occupation	Citizenship
Ignacio Polanco Moreno	Chairman of the Board of Directors	Honorary Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Manuel Polanco Moreno	Vice Chairman of the Board of Directors	Vice Chairman of the Board of Directors of Promotora de Informaciones, S.A.; President of PRISA Televisión, S.A.U.	Spanish

Borja Pérez Arauna	Vice Chairman of the Board of Directors	Director of Promotora de Informaciones, S.A.	Spanish

Adolfo Valero Cascante	Managing Director of the Board of Directors	Director	Spanish

Name	Relationship to Timón, S.A.	Principal Occupation	Citizenship
Eduardo Cortés de Ponte	Director	Director	Spanish

Javier Díez de Polanco	Director	Director	Spanish

Alfonso López Casas	Director	Director	Spanish

Emiliano Martínez Rodríguez	Director	Director	Spanish

Francisco Pérez Arauna	Director	Director	Spanish

Jorge Pérez Arauna	Director	Director	Spanish

Maria Jesús Polanco Moreno	Director	Director	Spanish

Rafael Noblejas Sánchez-Migallón	Chief Financial Officer	Chief Financial Officer	Spanish

DIRECTORS AND EXECUTIVE OFFICERS OF PROMOTORA DE PUBLICACIONES, S.L.

The following persons are the directors and executive officers of Promotora de Publicaciones, S.L. as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Promotora de Publicaciones, S.L. Each individual identified has his or her business address at c/o Promotora de Publicaciones, S.L., calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Promotora de Publicaciones, S.L.

Name	Relationship to Promotora de Publicaciones, S.L.	Principal Occupation	Citizenship
Ignacio Polanco Moreno	Joint and Several Director (Administrador Solidario)	Honorary Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Adolfo Valero Cascante	Joint and Several Director (Administrador Solidario)	Director	Spanish

Borja Pérez Arauna	Joint and Several Director (Administrador Solidario)	Director of Promotora de Informaciones, S.A.	Spanish

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD INVERSIONES, SLU

The following persons are the directors and executive officers of Asgard Inversiones, SLU as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors of Asgard Inversiones, SLU. Asgard Inversiones, SLU has no executive officers. Each individual identified has his or her business address at c/o Asgard Inversiones, SLU, calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Asgard Inversiones, SLU.

Name	Relationship to Asgard Inversiones, SLU	Principal Occupation	Citizenship
Ignacio Polanco Moreno	Joint and Several Director (Administrador Solidario)	Honorary Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Adolfo Valero Cascante	Joint and Several Director (Administrador Solidario)	Director	Spanish

Borja Pérez Arauna	Joint and Several Director (Administrador Solidario)	Director of Promotora de Informaciones, S.A	Spanish

DIRECTORS AND EXECUTIVE OFFICERS OF OTNAS INVERSIONES, S.L.

The following persons are the directors and executive officers of Otnas Inversiones, S.L. as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Otnas Inversiones, S.L. The business address for Jonathan Franklin is c/o Jarden Corporation, 555 Theodore Fremd Avenue, Rye, NY 10580, USA. The business address for Antonius Theodorus Trentelman is Berggruen Holdings, Inc., c/o IMS Benelux Holding Coöperatieve U.A., Markt 6, 4112 JS Beusichem, The Netherlands. Each other individual identified has his or her business address at c/o Otnas Inversiones, S.L., calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Otnas Inversiones, S.L.

Name	Relationship to Otnas Inversiones, S.L.	Principal Occupation	Citizenship
Ignacio Polanco Moreno	Chairman of the Board of Directors	Honorary Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Adolfo Valero Cascante	Director	Director	Spanish

Borja Pérez Arauna	Director	Director of Promotora de Informaciones, S.A	Spanish

Jonathan Franklin	Director	Director, Supply Chain Jarden Corporation 555 Theodore Fremd Avenue Rye, NY 10580 USA	American

Antonius Theodorus Trentelman	Director	Managing Director Berggruen Holdings, Inc. c/o IMS Benelux Holding Coöperatieve U.A. Markt 6 4112 JS Beusichem The Netherlands	Dutch